

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2023

Rudy C. Howard
Chief Financial Officer
Aravive, Inc.
River Oaks Tower
3730 Kirby Drive, Suite 1200
Houston , Texas 77098

> **Re: Aravive, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 15, 2023**
> **File No. 001-36361**

Dear Rudy C. Howard:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development expense, page 61

1. Please revise the Result of Operations section in your future filings to provide a breakdown of your research and development expense by product candidate. For any amounts that you do not allocate by product candidate, provide a breakdown by nature of expenses. Provide us with a copy of your proposed disclosure in your response letter.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
5. Collaboration and License Agreement , page F-17

2.   With regards to your collaboration and license agreement with 3D Medicines, please tell us how you concluded that the license was distinct and had standalone value under ASC 606-10-25-19 through 25- 22, specifically addressing ASC 606-10-25-19(b.) In this regard, explain why your license was considered to have the ability to treat a condition, with no expectation that the company will undertake activities to change the functionality of the drug formula during the license period. In your response, please specifically address the considerations given to your obligation to continue to transfer Aravive Licensed Know-How as required for the filing of an MAA in the 3D Medicines Territory and any other Aravive Licensed Know-How that subsequently comes into existence and becomes Controlled by Aravive or its Affiliates during the Term, as defined under Section 2.6 of your license agreement. Refer to ASC 606-10-55-364 through 55-374, Example 55 and 56.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at 202-551-3636 or Li Xiao at 202-551-4391 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences